EXHIBIT 4.8

CONVERTIBLE PROMISSORY NOTE #1

THIS CONVERTIBLE PROMISSORY NOTE (the “Note”) dated as of June 30, 2008, sets forth the terms under which MEDIS-EL LTD., a company incorporated under the laws of the State of Israel (the “Holder”), has made certain funding available to CELL KINETICS LTD., a company incorporated under the laws of the State of Israel (the “Company”).

1.
General. The Holder shall, immediately upon execution of this Note, fund the Company an aggregate amount of $1,500,000 (One Million Five Hundred Thousand Dollars) (the “Funding Amount”) in order to provide, along with other cash resources that the Company currently has on hand, minimum sufficient funding for the Company for a one year period from the expected filing date of its Form 20-F.

2.	Interest. The Funding Amount shall not bear any interest.

3.
Repayment.   Subject to Section 5, the remaining balance of the Note shall be repaid to the Holder upon the earliest to occur of (i) the sale of all or substantially all of the assets of the Company to a third party, (ii) the merger or other consolidation of the Company with a third party, or (iii) the provision of alternative funding to the Company (in which case, only an amount equal to such alternative funding shall be repaid). Notwithstanding the preceding repayment restrictions, the remaining balance of the note shall be repaid upon the demand of the Holder, provided that such demand may only be made after January 1, 2010.

4.
Unsecured Obligation.  The Note shall be unsecured in all respects and shall be subordinated to all commercial indebtedness, whether secured or unsecured, of the Company, other than any currently outstanding indebtedness of the Company to the Holder under any capital note or other instrument similar to this Note that has been issued by the Company to the Holder prior to the date hereof.

Events of Default and Acceleration.  Notwithstanding anything to the contrary in Section 3 above, and provided that the Holder is not in breach of any of its undertakings hereunder, the Holder may, at its option, require repayment of any part or all of the Note for the then outstanding Funding Amount (unless the Company and the Holder shall have agreed in writing to an extension or other accommodation), upon the institution of any proceeding against the Company seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, custodianship, protection or relief of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, custodian, trustee or other similar official for it or for any substantial part of its property, which proceeding shall not have been terminated within 45 days.

5.
Conversion into Equity.  This Note shall be convertible in whole or in part at any time, upon the request of the Holder, into additional premium on account of the price-per-share paid by the Holder with respect to the Company’s shares currently held by the Holder.

6.
Waiver.  No act or omission by any of the parties hereof, including specifically any failure to exercise any right, remedy or recourse, shall be deemed a waiver or release of the same, such waiver or release to be effective only as set forth in a written document executed by the parties hereof and then only to the extent specifically recited therein.  A waiver or release with reference to one event shall not be construed as continuing as a bar to or as a waiver or release of any subsequent right, remedy or recourse as to any subsequent event.

7.
Waiver of Presentment. The Company hereby waives presentment for payment, notice of nonpayment, protest, notice of protest and all other notices, filing of suit and diligence in collecting the amounts due under the Note and agrees that the Holder shall not be required first to initiate any suit or exhaust its remedies against any other person or parties in order to enforce payment under this Note.

8.
Governing Law.  The Note shall be governed by and construed in accordance with the laws of the State of Israel without regard to conflict of laws provisions.  The parties agree that the courts in the city of Tel Aviv, Israel shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any dispute, which may arise out of or in connection with this Note and, for such purposes, irrevocably submit to the non-exclusive jurisdiction of such courts.

9.
Miscellaneous Provisions. This Note shall be binding on the successors and assigns of the Company and inure to the benefit of the Holder, its successors, endorsees and assigns.  If any terms or provisions of this Note are deemed invalid, the validity of all other terms and provisions hereof shall in no way be affected thereby. This Note may not be assigned or transferred in whole or in part by any party. Any notice under this Note shall be made in writing by personal delivery, certified mail (return receipt required), courier or facsimile (with electronic confirmation of receipt).  Notice delivered in person shall be deemed to have been received upon delivery; notice delivered by certified mail shall be deemed to have been received three days after mailing; notice delivered by facsimile or courier shall be deemed to have been received one day after delivery to the courier service or after electronic transmission, as the case may be.

10.
No Voting Rights.  Except as otherwise required by law or the Articles of Association of the Company, the Note shall not entitle its holder to vote at any annual, special or extraordinary general meeting of the Company’ shareholders or to receive any dividends of the Company in cash or in kind.

IN WITNESS WHEREOF, the parties hereto have duly executed this Note as of the date first above written.

/s/ Jacob Weiss	/s/ Asaf Ben Arye
MEDIS-EL LTD.	CELL KINETICS LTD.

/s/ Michael Resnick	/s/ Israel Fisher
MEDIS-EL LTD.	CELL KINETICS LTD.